Filed by Atlas Crest Investment Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Atlas Crest Investment Corp.
Commission File No. 001-39668
Date: August 24, 2021

Archer and REEF Team Up To Tackle Urban Congestion with Vertiports and Urban Air Mobility Networks

●	REEF, the largest mobility hub operator in North America, will work with Archer to provide access to thousands of sites in dense urban areas potentially suitable for Archer’s vertiports
●	Light retrofitting of existing parking garages will accelerate Archer’s ability to scale urban aerial mobility operations
●	Strategic relationship will marry Archer’s data science technology, Prime Radiant, with REEF’s widespread real estate portfolio to source optimal locations to place vertical takeoff and landing pads in high-traffic and high-congestion areas of U.S. cities

PALO ALTO, CA., August 24, 2021 - California-based Archer Aviation Inc. (“Archer'' or the “Company”), a leading developer of an Urban Air Mobility ecosystem and all-electric vertical takeoff and landing (“eVTOL”) aircraft, today announced it will work with REEF to develop plans for urban takeoff and landing sites.

REEF, the largest operator of mobility and logistics hubs in the US, transforms urban spaces into neighborhood centers that connect people to locally curated goods, services, and experiences. REEF’s network of over 4,800 parking garages is a multi-million parking space system that covers 70% of North America’s urban population, yet is largely underutilized given the changing nature of urban living in recent years. Archer and REEF will work together to allow Archer’s aircraft to access largely dormant rooftop sites across some of the most densely populated and heavily congested urban city locations in the US, including the company’s two key launch markets of Los Angeles and Miami.

REEF’s network lends itself perfectly to Archer’s plans for developing vertiports in dense urban areas. With proximity to high-traffic city hubs, Archer is looking to establish operations in locations that will benefit most from access to the company’s planned urban air mobility network. Using Prime Radiant, the company’s proprietary data science technology, Archer will determine optimal landing sites within REEF’s existing network. The goal is to identify sites that already have the space needed for takeoff, landing and charging, so minimal construction is required for operations to launch.

“Archer is focused on developing urban aerial ridesharing networks that will ease the issues caused by excessive city congestion” said Adam Goldstein, co-Founder and co-CEO of Archer. “We believe that working with REEF will allow us to accelerate our mission to transition congested urban areas to more sustainable forms of transportation. The ability to build out our early vertiports with light retrofitting of existing structures would allow us to scale operations while maintaining our focus on affordability for our customers. We’re thrilled to announce this strategic relationship as we continue to execute on our roadmap towards bringing urban air mobility to reality.”

“REEF as a company is symbolic of a reef in nature; bringing new life and fostering growth. That’s exactly what we’re working on doing with REEF – taking functional structures and rejuvenating them to open up new possibilities for the populations around them” said Brett Adcock, co-Founder and co-CEO of Archer.

“Together we have an opportunity not just to solve logistical issues but to add tangible value to the communities in which we’ll operate.”

“One of REEF's core areas of focus is to reduce traffic congestion and carbon emissions by supporting incredible transportation technologies like those Archer is building,” said George Fallica, REEF’s Chief Revenue Officer. “Archer’s focus on sustainability and transforming the everyday urban travel experience aligns closely with our own mission. We’re excited to be working with them on plans to reshape city landscapes and make existing infrastructure even more functional.”

Continue to follow along with Archer’s journey via www.archer.com.

About Archer

Archer’s mission is to advance the benefits of sustainable air mobility. Archer’s goal is to move people throughout the world's cities in a quick, safe, sustainable, and cost-effective manner. Archer is designing and developing electric vertical takeoff and landing (eVTOL) aircraft for use in Urban Air Mobility. Archer's team is based in Palo Alto, CA. To learn more, visit www.archer.com.

About REEF Technology

REEF transforms urban spaces into community hubs that bring the best goods, services, and experiences to the neighborhood. With an ecosystem of 5,000 locations and a team of over 18,000 people, REEF is the largest operator of parking real estate and delivery kitchens in North America. By connecting the world to your block, we’re making the place you live, the place you love to be.

About Atlas Crest

Atlas Crest Investment Corp. (NYSE: ACIC) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses and is sponsored by an affiliate of Moelis & Company, a leading global financial advisor to corporate executives, boards, entrepreneurs, financial sponsors and governments. The management team is led by Ken Moelis, Chairman, and Michael Spellacy, Chief Executive Officer, both of whom have had careers centered around identifying, evaluating and implementing organic and inorganic transformational growth and value creation initiatives across a broad range of industries. Atlas Crest priced its $500 million initial public offering on October 27, 2020.

For Media
Louise Bristow
Archer
louise.bristow@archer.com
archer@launchsquad.com

Forward Looking Statements

Certain statements made in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the future operational performance of Archer, Archer’s expansion plans and opportunities, the market acceptance of eVTOL aircraft, the necessary changes to vertiport infrastructure to enable adoption, including installation of necessary charging equipment, and other statements that are not historical facts. These statements are based on the current expectations of the management of Atlas Crest Investment Corp. (“Atlas Crest”) and Archer and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas Crest and Archer. These statements are subject to a number of risks and uncertainties regarding the businesses of Atlas Crest and Archer and the proposed business combination between Atlas Crest and Archer, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside of Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s workforce; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; impact of the COVID-19 pandemic on Archer’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in Archer’s securities following the business combination if it fails to meet the expectations of investors or securities analysts; Archer’s inability to protect its intellectual property rights from unauthorized use by third parties; Archer’s need for and the availability of additional capital; cybersecurity risks; risks and costs associated with the ongoing litigation with Wisk Aero LLC; the dual class structure of Archer’s common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s definitive proxy statement/prospectus, dated August 11, 2021 under the heading “Risk Factors,” filed with the SEC on August 11, 2021. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Atlas Crest nor Archer presently know or that Atlas Crest and Archer currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Atlas Crest’s and Archer’s expectations, plans or forecasts of future events and views as of the date of this press release. Atlas and Archer anticipate that subsequent events and developments will cause Atlas Crest’s and Archer’s assessments to change. However, while Atlas Crest and Archer may elect to update these forward-looking statements at some point in the future, Atlas Crest and Archer specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas Crest’s or Archer’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

On February 10, 2021, Archer entered into a Business Combination Agreement, as amended and restated on July 29, 2021, with Atlas Crest and Artemis Acquisition Sub Inc.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination, Atlas Crest filed a registration statement on Form S-4, which was declared effective by the SEC on August 11, 2021. The definitive proxy statement/prospectus was first mailed to the stockholders of Atlas Crest on August 12, 2021. Investors and security holders of Atlas Crest are urged to read the definitive proxy statement/prospectus, and any amendments or supplements thereto carefully and in their entirety because they contain important information about Atlas Crest, Archer and the proposed business combination. Investors and security holders may obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Atlas Crest through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Atlas Crest, Archer, Atlas Crest’s sponsor and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas Crest’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, and interests in the business combination of certain of Atlas Crest’s directors and officers in Atlas Crest’s filings with the SEC, including the definitive proxy statement/prospectus.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval in any jurisdiction in connection with the transaction or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed business combination will be made only by means of the definitive proxy statement/prospectus.

Source: Archer
Text: ArcherIR